DEUTSCHE TELEKOM AG

Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer

It is the policy of Deutsche Telekom AG (the "Company") to conduct its business and corporate activities in accordance with the principles of ethical and responsible leadership. The Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer of the Company (each, an "Officer"; collectively, the "Officers") bear special responsibility for ensuring that the interests of the Company's shareholders, employees and customers are protected and promoted by ethical and honest management practices.

This Code of Ethics (the "Code") has been adopted by the Company for the Officers in order to promote honesty, integrity, transparency and ethical conduct by those persons in their performance of their management responsibilities.

The enforcement of the Code shall be, within the framework of applicable law and corporate policy, the responsibility of the Supervisory Board of the Company. Subject to this framework the Supervisory Board may request the assistance of the members of the Management Board and officials of the Company, such as the Heads of Corporate Control, Group Auditing or the Chief Legal Officer of the Company, in carrying out this responsibility.

This Code, and any waiver of it, shall be made publicly available, as required by applicable law. In addition to the Code, the Officers are subject to, and shall comply with, all other applicable compliance codes and policies of the Company.

1.	Honest and Ethical Conduct

1.1	The Company is committed to the highest standards of ethical business conduct. The Officers must engage in honest and ethical conduct at all times and in all respects in discharging the duties of their respective offices.

1.2	The Officers must exercise high standards of conduct in their dealings with the Company's employees, its investors, customers, suppliers, and with the governmental officials and agencies of all jurisdictions in which the Company operates.

1.3	Each Officer must avoid situations in which his or her personal interests could conflict with, or even appear to conflict with, the interests of the Company. All conflicts of interest of an Officer, whether actual or apparent, must be addressed in a manner that complies with the ethical requirements of this Code. A "conflict of interest" exists whenever an individual's private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company. A conflict of interest also exists in any situation where the gain, or potential gain, from information attained through employment with the Company is used for personal benefit and/or to the detriment of the Company. Conflicts of interest may also arise when a member of an Officer's family receives improper personal benefits as a result of the Officer's position in the Company, regardless whether such benefits are received directly from the Company or indirectly from a third party.

1.4	All conflicts or potential conflicts of interest should immediately be reported to the Supervisory Board.

2.	Disclosure of Information

2.1	Each Officer shall be responsible for providing and requiring full, fair, accurate, understandable and timely disclosure in documents and reports the Company files with, or submits to, governmental and regulatory agencies (including the U.S. Securities Exchange Commission) or otherwise communicates to the public at large. All such information provided by each Officer shall be promptly provided and must be accurate, complete and in compliance with all applicable legal requirements of all jurisdictions in which the Company operates.

2.2	The Officers shall also ensure that the Company will establish and maintain legally and operationally adequate internal accounting and disclosure controls. The Officers shall assess the adequacy of such controls on an ongoing basis and implement any changes in the controls that may be necessary.

3.	Compliance with Law

3.1	The Officers shall cause the Company to respect and comply with all applicable laws, rules and regulations of all jurisdictions in which the Company conducts business, including the standards relating to accounting and auditing matters. This duty of legal compliance includes the observance of all laws, rules and regulations applicable to personal trading in the Company's securities by the Officers, and the use by the Officers of material, non-public information relating to the Company. Each Officer shall also give his or her personal support to the Company's policy of fully and accurately recording and reporting all financial information as required by applicable accounting regulations.

3.2	The Officers shall be responsible for causing the Company to establish, maintain and periodically assess adequate procedures for the detection and reporting of any deviation in practice from the Company's policy of full compliance with all applicable accounting regulations.

3.3	This Code of Ethics does not, and is not intended to, summarize all laws, rules and regulations applicable to the Company and its employees, officers and directors. It is the responsibility of each Officer to adhere to all applicable requirements and prohibitions imposed by those laws, rules and regulations, including those relating to accounting and auditing matters.

4.	Internal Reporting

If any Officer is concerned that an act or omission of an Officer, or of any person acting at the direction of an Officer, may constitute a violation of this Code, then such Officer should promptly inform the Supervisory Board of the Company of such concern. Failure to do so shall constitute a violation of this Code.

5.	Accountability for Compliance

Each of the Officers shall be personally accountable for compliance with this Code. The Supervisory Board of the Company shall be responsible for the investigation of all alleged violations of this Code. In the event a violation of the Code is established, appropriate sanctions will be imposed by, or on behalf of, the Supervisory Board of the Company in accordance with applicable law and with applicable Company guidelines and policy, which may include sanctions and disciplinary measures including discharge from the Company. Violations of this Code may also constitute or result in violations of law and may ensue civil or criminal penalties for the Officers, their supervisors and/or the Company.

6.	Amendment, Modification and Waiver

This Code may be amended, modified or waived in writing from time to time, and all such amendments, modifications or waivers, both express and implied, shall be subject to the disclosure requirements of all applicable laws, rules and regulations.

(Valid as of March 2004)